[Letterhead of Sutherland Asbill & Brennan LLP]

September 13, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Post-Effective Amendment No. 3 to Registration Statement on Form N-2

Filed on July 19, 2013

File No. 333-179433

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 3, 2013 with respect to Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-179433), filed with the Commission on July 19, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Where revisions to the Prospectus are referenced in the below response, such revisions have been included in the marked page attached hereto.

1.	We note the Company’s response to Comment 2 from the Staff’s prior comment letter, dated June 14, 2013, including the disclosure added on page 2 of the “Summary” section of the Prospectus regarding the amortization of the Company’s debt investments. Please include similar disclosure on the cover page of the Prospectus.

Vincent J. Di Stefano, Esq.

September 13, 2013

The Company has revised the disclosure set forth on the cover of the Prospectus in response to the Staff’s comment and has made conforming revisions to the disclosure set forth in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” section of the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Senior Capital Ltd.

John Mahon / Sutherland Asbill & Brennan LLP